SEARCHHELP, INC.
                               1055 Stewart Avenue
                               Bethpage, NY 11714


                                                                   June 30, 2003

Securities and Exchange Commission
Washington, D.C.  20549


         Re:      SearchHelp, Inc. (the "Registrant")
                  Commission File No. 33-97687
                  Withdrawal of Post-Effective Amendment


     The Registrant hereby requests that Post-Effective Amendment No. 2 to its Registration Statement on Form SB-2 that was filed with the Securities and Exchange Commission on June 25, 2003 be withdrawn.



                                                          Very truly yours,

                                                          /s/ William Bozsnyak
                                                          --------------------
                                                              President